EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2015, and the audited consolidated financial statements for the year ended December 31, 2014, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 18, 2015, and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper and the exploration, evaluation, and acquisition of mineral properties. The Company holds mineral claims and leases in Durango, Mexico and in British Columbia and the Yukon Territory, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Highlights

During the six months ended June 30, 2015, the Company produced 2,700 tonnes of bulk silver/gold concentrate from its San Gonzalo mine, and recognized revenues of $10,194,424 on the sale of 2,566 tonnes of bulk silver/gold concentrate for a gross profit of $4,460,759. Metal prices for revenues recognized during the six months ended June 30, 2015, averaged US$16.20 per ounce of silver and US$1,187 per ounce of gold.

Cash cost per silver equivalent (“AgEq”) ounce for the six months ended June 30, 2015, was $8.64 while all-in sustaining cash cost per AgEq ounce was $11.99. The Company re-allocated capacity to processing additional material from San Gonzalo and therefore didn’t generate revenue from the Avino stockpiles.

During the six months ended June 30, 2015, the Company also produced 3,994 dry tonnes of bulk silver/gold/copper concentrate from the recently re-opened Avino Mine. During the three months ended June 30, 2015, the Company received US$5,000,000 as a prepayment for the Avino Mine concentrate that was delivered in July 2015.

The Company’s cash and cash equivalents at June 30, 2015, totaled $3,256,186 compared to $4,249,794 at December 31, 2014, while the working capital deficit totaled $964,211 at June 30, 2015, compared to working capital of $6,617,877 at December 31, 2014.

On July 8, 2015, the Company entered into a concentrates prepayment agreement with Samsung C&T U.K. Limited (“Samsung”). Pursuant to the agreement, Avino will sell concentrates produced from the ET zone of the Avino mine area property on an exclusive basis to Samsung for a period of 24 months, and Samsung agreed to make a prepayment of US$10,000,000 for the concentrates. Samsung will pay for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest will be charged on the prepayment at a rate of LIBOR (3 month) plus 4.75%, and the prepayment will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The prepayment is secured by the concentrates produced under the agreement and by the common shares of Bralorne Gold Mines Ltd. The US$10,000,000 prepayment was received from Samsung on August 14, 2015. The agreement relates to sale of concentrates produced from the ET zone of the Avino mine area property only, and does not include concentrates produced from the San Gonzalo mine.

1 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2015, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares (excluding La Potosina), and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with a processing facility which presently processes all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated Second Quarter 2015 Production Highlights

Comparative production totals for the second quarters of 2015 and 2014 are presented below:

	Q2 2015	Q2 2014	% Change
Total Silver Produced (oz) calculated	451,505	223,183	102%
Total Gold Produced (oz) calculated	1,891	1,157	63%
Total Copper Produced (lbs) calculated	1,236,622	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	819,299	306,342	167%

________________

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

2 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Avino Mine Second Quarter 2015 Production Highlights

On January 1, 2015, Avino’s recently refurbished Mill Circuit 3 transitioned to processing new material taken from underground at the Avino Mine. Since the circuit was not in operation during the second quarter of 2014, the comparative data below presents the second quarter of 2015 and the first quarter of 2015. At the time of this MD&A, advancement had been completed on level 11.5 and work has commenced on levels 12 and 12.5. There is a difference in elevation of 14 metres between these two levels.

Comparative figures for the second quarter of 2015 and the first quarter of 2015 for the Avino Mine are as follows:

	Q2 2015	Q1 2015	Quarterly Change %	2015 YTD Totals	Notes
Tonnes Mined	94,323	78,652	20%	172,975	1
Underground Advancement (m)	1,161	980	18%	2,140	1
Mill Availability (%)	97	96	1%	97
Total Mill Feed (dry tonnes)	95,494	76,547	25%	172,041	2,5
Feed Grade Silver (g/t)	61	64	-5%	62	3,6
Feed Grade Gold (g/t)	0.27	0.36	-25%	0.31	3,6
Feed Grade Copper (%)	0.67	0.58	15%	0.67	3,5
Recovery Silver (%)	87	89	-2%	88
Recovery Gold (%)	76	82	-7%	79	4
Recovery Copper (%)	88	89	-1%	89
Copper Concentrate (dry tonnes)	2,219	1,775	25%	3,994	5
Copper Concentrate Grade Silver (Kg/t)	2.27	2.46	-8%	2.36	6
Copper Concentrate Grade Gold (g/t)	8.74	12.61	-31%	10.46	6
Copper Concentrate Grade Copper (%)	25	22	13%	24	6
Total Silver Produced (kg)	5,044	4,371	15%	9,414	7
Total Gold Produced (g)	19,388	22,391	-13%	41,778	7
Total Copper Produced (Kg)	560,923	395,934	42%	956,857	7
Total Silver Produced (oz) calculated	162,159	140,518	15%	302,677	7
Total Gold Produced (oz) calculated	623	720	-13%	1,343	7
Total Copper Produced (Lbs) calculated	1,236,622	872,884	42%	2,109,506	7
Total Silver Equivalent Produced (oz) calculated*	438,823	355,924	23%	794,747	7

_______________

*The silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

3 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Second Quarter 2015 Highlights

1.

Overall tonnes mined and underground advancement metres were up 20% and 18%, respectively, over the first quarter of 2015. The increases were helped by the deployment of additional new mining equipment which included a new Caterpillar 1600 scoop tram and a Sandvik development jumbo.

2.	Mill throughput increased by 25% over the first quarter of 2015 as optimization during the start-up phase continued.

3.	As a result of feed variability in the deposit, copper grade increased by 15%, while silver and gold grades decreased by 5% and 25%, respectively.

4.	Recovery of gold was down by 7% as a result of the lower feed grade.

5.	Higher throughput and copper feed grade resulted in 25% more tonnes of concentrate produced.

6.	Silver and gold grades in the concentrate were lower by 8% and 31%, respectively, as a result of the lower feed grades, while the copper grade increased by 13% as a result of the higher feed grade.

7.

Copper production increased by 42% and gold production decreased by 13%. Despite the lower grades and lower recovery, silver production increased by 15% due to higher tonnage processed. The higher copper production for the quarter is the primary reason for the 23% increase in silver equivalent production.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

San Gonzalo Mine Second Quarter 2015 Production Highlights

During the second quarter of 2015, San Gonzalo mill feed came primarily from stopes on levels 5 and 6 as well as the drift mineralized mined material to the east from levels 3, 4, 5 and 6. The ramp advance was deferred (at 70 metres below level 7) in favor of using the mining equipment to advance levels 5, 6 and 6.5 laterally along the San Gonzalo structure. As such, a new drift on the level 6.5 at elevation (2,061 metres above sea level) has commenced to the east and west.

4 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Comparative figures for the second quarters of 2015 and 2014 for the San Gonzalo Mine are as follows:

	Q2 2015	Q2 2014	Quarterly Change %	2015 YTD Totals	Notes
Tonnes Mined	24,425	14,497	68%	51,137	1
Underground Advancement (m)	1,105	1,144	-3%	2,287
Mill Availability (%)	97	95	2%	96
Total Mill Feed (dry tonnes)	20,026	20,400	-2%	38,834
Feed Grade Silver (g/t)	363	334	9%	336	2,5
Feed Grade Gold (g/t)	1.75	1.86	-6%	1.65	2,5
Recovery Silver (%)	83	84	-1%	83
Recovery Gold (%)	72	77	-7%	73	3,5
Bulk Concentrate (dry tonnes)	728	545	34%	1,336	4
Bulk Concentrate Grade Silver (kg/t)	8.27	10.44	-21%	8.16	4
Bulk Concentrate Grade Gold (g/t)	34.37	53.65	-36%	35.05	4
Total Silver Produced (kg)	6,025	5,688	6%	10,896	5
Total Gold Produced (g)	25,036	29,221	-14%	46,825	5
Total Silver Produced (oz) calculated	193,716	182,884	6%	350,321	5
Total Gold Produced (oz) calculated	805	939	-14%	1,505	5
Total Silver Equivalent Produced (oz) calculated*	251,571	250,375	0%	458,526	5

______________

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Second Quarter 2015 Highlights

1.	Tonnes mined increased by 68% during the quarter as a result of more headings.

2.

Silver feed grade in the second quarter of 2015 was 9% higher than in the comparable period of 2014, while gold feed grade was 6% lower. The source of the mill feed during the second quarter of 2015 was mostly from level 6 (and these grades are consistent with expected results for material from level 6), whereas in the second quarter of 2014 the majority of the feed came from level 5.

3.	Gold recovery was lower by 7% due to the lower feed grade and change in mineralogy that included higher lead and zinc contents in the mill feed. This mineralogy was expected in the level 6 material.

4.	The higher base metals content resulted in a 34% increase in tonnage of concentrate produced, and a decrease in silver and gold grades in the concentrate of 21% and 36%, respectively.

5.

Silver production increased by 6% as a result of the higher feed grade, gold production decreased by 14% due to lower feed grade and recovery; overall, silver equivalent production increased marginally.

5 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

On July 20, 2015, Avino issued a press release outlining further sampling results from levels 3 through 7 at the San Gonzalo Mine. The release, as well as maps outlining the results from the sampling program, are available for download at www.avino.com and at www.sedar.com under the Company’s profile.

Under National Instrument 43-101, the Company is required to disclose that it has not based its project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Mill Circuit 2 Second Quarter 2015 Production Highlights

Based on the consideration of feed grades, recovery rates, and other factors, for the three months ended June 30, 2015, Mill Circuit 2 was primarily used to process accumulated mill feed sourced from the San Gonzalo Mine stockpile, and was also briefly used to process historic above ground stockpiled material left from past mining of the Avino Vein. The San Gonzalo Mine stockpile was comprised of material accumulated during the advancement of the San Gonzalo vein system that would have been dilutive to the feed grade being processed using Mill Circuit 1.

Material from San Gonzalo was processed during April and June and the historic stockpiles were processed in May. Combined output from Mill Circuit 2 for the quarter was 95,630 oz Ag and 463 oz Au, or 128,905 oz AgEq*. The Company will continue to assess the optimal feed material for Mill Circuit 2 based on metals prices, feed grades, recovery rates, concentrate grades and other factors. During the third quarter of 2015, the Company plants to use Mill Circuit 2 to process mill feed from the main Avino Mine based on consideration of the above factors.

* The silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production and project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Exploration

In the news release dated June 5, 2014, Avino provided details of its 2014-2015 drill program. In 2014, Avino completed 3,632 metres of drilling through 15 holes both above and below surface in the area around the San Gonzalo Mine. In 2015, a further 1,114 metres through 15 holes have been drilled. Results will be released once the program is complete.

Bralorne Mine

The Bralorne Mine, located 240 km north of Vancouver, British Columbia, is in the exploration and evaluation stage. Proceeds from gold flotation concentrate, gold doré bars and silver contained within the gold doré bars produced during the exploration and evaluation stage are recorded as a component of exploration and evaluation assets.

6 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

As a result of unseasonably high temperatures and rainfall in December 2014, management decided to suspend processing at the Bralorne mill facility until completion of a raise to the embankment dam for the tailings storage facility. During the quarter, the necessary permits to commence construction of the project were received from British Columbia’s Ministry of Energy & Mines and Ministry of Environment. At the time of this MD&A, preparations for preliminary construction work were underway, which will include excavation of the borrow pit to provide material for the raise. The embankment raise is expected to be completed during the third quarter of 2015.

During the second quarter, the Company completed the first phase of its ongoing exploration drill program. Surface diamond drilling was carried out from December 2014 through April 2015; 32 holes were completed during this period, totaling 7,793 metres. The program commenced in December 2014, stopped for the holiday season, and was put on hold in April 2015 to allow assay compilation to be completed which will be used to support a plan for follow-up drilling. Results for the drill program were published in a press release dated June 22, 2015, which is available on the Company’s website at www.avino.com and at www.sedar.com under the Company’s profile.

Also, during the quarter, ongoing maintenance and improvements continued at the mill. Additionally, two new scoop trams were received from Sandvik, and the search is underway for additional new heavy equipment. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and processing facility infrastructure.

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs including AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA, and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this MD&A.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

7 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;

2.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;

3.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

Avino Mine Concentrate Sales

Since re-opening the Avino mine in the second half of 2014, the Company has been continuing its efforts to develop the mine, including the extension of the haulage ramp to access and extract the mineralized material included in the July 19, 2013, resource estimate prepared by Tetra Tech. During this development period, the Company has arranged for sales of mineralized material produced from the Avino mine which are processed into concentrate at Mill Circuit 3. The Company continues to assess its development activities at the Avino mine with reference to guidance for development of mineral projects and eventual production from those projects should expected development activities prove successful. The Company’s financial statements cite a number of factors requiring management judgment that are considered in the decision of whether a mineral project is in the condition necessary for it to be capable of operating in the manner intended by management, including factors which support both technical feasibility and commercial viability of a project. In the periods before management determines technical feasibility and commercial viability have been achieved, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the Avino mine as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of Avino mine concentrate. During the six months ended June 30, 2015, the Company reduced its exploration and evaluation assets in the statement of financial position by $4,200,983 for proceeds of concentrate sales from the Avino mine. The Company anticipates that once management determines technical feasibility and commercial viability of the Avino mine has been achieved and the production decision has been approved, extracting and processing activities at the Avino mine will be reported in the statement of operations and comprehensive income as mine operating income.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

8 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the six months ended June 30, 2015, and the six months ended June 30, 2014, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2015		2014
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$3,535,980	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Share-based payments	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(542,504)	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	2,993,476	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Silver equivalent ounces sold	345,300	253,194	913,275	244,956	196,433	235,308	236,578
Cash cost per silver equivalent ounce	$8.67	$8.60	$9.03	$9.73	$9.38	$8.42	$8.62

9 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

During the second quarter of 2015, the cash cost per silver equivalent ounce at San Gonzalo was consistent with the cash cost of the first quarter and for the same quarter last year, as the Company continues to focus on maintaining and decreasing costs.

Avino Stockpiles	2015		2014
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$-	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Share-based payments	-	-	-	-	-	-	-
Depletion and depreciation	-	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	-	-	1,829,634	-	766,311	471,688	591,635
Silver equivalent ounces sold	-	-	171,754	-	55,321	47,500	68,933
Cash cost per silver equivalent ounce	$-	$-	$10.65	-	$13.85	$9.93	$8.58

During the first two quarters of 2015 the Company did not sell material from the Avino stockpile, as Mill Circuit 2 was primarily used to process San Gonzalo Mine stockpile material.

Consolidated	2015		2014
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$3,535,980	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Share-based payments	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(542,504)	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	2,993,476	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Silver equivalent ounces sold	345,300	253,194	1,085,029	244,956	251,754	282,808	305,511
Cash cost per silver equivalent ounce	$8.67	$8.60	$9.29	$9.73	$10.36	$8.67	$8.61

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2015		2014
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$3,535,980	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Share-based payments	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(542,504)	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	2,993,476	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Operating and administrative expenses	1,051,942	959,919	3,491,377	394,970	1,275,149	776,533	1,044,725
Share-based payments	38	(8,386)	(809,427)	(98,410)	(701,102)	(3,163)	(6,752)
Cash operating cost	4,045,456	3,128,213	10,926,925	2,679,207	2,416,667	2,754,053	3,076,998
Silver equivalent ounces sold	345,300	253,194	913,275	244,956	196,433	235,308	236,578
All-in sustaining cash cost per silver equivalent ounce	$11.72	$12.36	$11.96	$10.94	$12.30	$11.70	$13.01

During the second quarter of 2015, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo decreased by $0.64 compared to the first quarter as a result of more silver equivalent ounces sold.

10 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Avino Stockpiles	2015		2014
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$-	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Share-based payments	-	-	-	-	-	-	-
Depletion and depreciation	-	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	-	-	1,829,634	-	766,311	471,688	591,635
Operating and administrative expenses	-	-	633,781	-	202,948	173,345	257,488
Share-based payments	-	-	(113,955)	-	(111,585)	(706)	(1,664)
Cash operating cost	-	-	2,349,460	-	857,674	644,327	847,459
Silver equivalent ounces sold	-	-	171,754	-	55,321	47,500	68,933
All-in sustaining cash cost per silver equivalent ounce	$-	$-	$13.68	$-	$15.50	$13.56	$12.29

During the first two quarters of 2015 the Company did not sell material from the Avino stockpile, as Mill Circuit 2 was primarily used to process San Gonzalo Mine stockpile material.

Consolidated	2015		2014
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$3,535,980	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Share-based payments	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(542,504)	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	2,993,476	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Operating and administrative expenses	1,051,942	959,919	4,125,158	394,970	1,478,097	949,878	1,302,213
Share-based payments	38	(8,386)	(923,382)	(98,410)	(812,687)	(3,869)	(8,416)
Cash operating cost	4,045,456	3,128,213	13,276,386	2,679,208	3,274,341	3,398,380	3,924,457
Silver equivalent ounces sold	345,300	253,194	1,085,029	244,956	251,754	282,808	305,511
All-in sustaining cash cost per silver equivalent ounce	$11.72	$12.36	$12.24	$10.94	$13.01	$12.02	$12.85

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Six Months Ended June 30,
	2015	2014
Operating cash flows before movements in working capital	$768,381	$2,311,628
Weighted average number of shares outstanding
Basic	35,798,371	30,982,873
Diluted	36,464,726	31,966,463
Cash Flow per Share – basic and diluted	$0.02	$0.07

11 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Working Capital

	June 30, 2015	December 31, 2014
Current assets	$14,203,720	$13,094,025
Current liabilities	(15,167,931)	(6,476,148)
Working capital (deficit)	$(964,211)	$6,617,877

Results of Operations

Summary of Quarterly Results

	2015	2015	2014	2014	2014	2014	2013	2013
Period ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$5,908,883	$4,285,541	$3,714,692	$4,704,213	$5,104,921	$5,774,127	$3,831,123	$3,821,622
Earnings (Loss) for the period	361,655	376,287	469,145	787,805	(87,097)	1,344,316	(1,625,762)	938,694
Earnings (Loss) per share - basic	0.01	0.01	0.01	0.02	(0.00)	0.05	(0.06)	0.03
Earnings (Loss) per share - diluted	0.01	0.01	0.01	0.02	(0.00)	0.04	(0.06)	0.03
Total Assets	$74,007,743	$70,197,816	$61,416,147	$53,291,603	$49,773,734	$48,358,440	$34,552,245	$30,848,797

•

Revenue in the second quarter of 2015 was higher than that of the comparable quarter of 2014 as a result of a higher number of silver equivalent ounces sold. In the previous year, revenue in the first quarter of 2014 was higher than any of the previous quarters due to higher grades and better recoveries.

•

Earnings in the second quarter of 2015 were lower than in preceding quarters mainly due to higher tax expenses. Earnings in the second quarter of 2014 were impacted by a significant foreign exchange loss and a substantial unrealized loss related to the increase in the estimated fair value of the Company’s warrant liability. In the fourth quarter of 2014, these effects were largely reversed due to favourable movements in exchange rates and in market variables used to value the warrant liability.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

12 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Three months ended June 30, 2015, compared to the three months ended June 30, 2014:

	2015	2014	Note
Revenue from Mining Operations	$5,908,883	$5,104,921	1
Cost of Sales	3,535,980	2,792,993	2

Mine Operating Income	2,372,903	2,311,928
General and administrative expenses	1,094,459	931,935	3
Income before other items	1,278,444	1,379,993
Other Items
Fair value adjustment on warrant liability	210,265	(489,148)	4
Unrealized gain on investments in related companies	12,708	7,166
Foreign exchange loss	(196,370)	(432,343)	5
Interest expense	(43,514)	(34,384)
Accretion of reclamation provision	(33,677)	-
Unrealized gain (loss) on investments	(9,000)	10,000
Other expenses	(4,427)	(487)
Net Income Before Income Taxes	1,214,429	440,797
Income Taxes
Current income tax expense	(1,927,007)	(655,461)	6
Deferred income tax recovery	1,074,233	127,567	6
	(852,774)	(527,894)
Net Income (Loss)	361,655	(87,097)	7

Earnings (Loss) per share
Basic	$0.01	$(0.00)	7
Diluted	$0.01	$(0.00)	7

1.

Revenues for the three months ended June 30, 2015, were $5,908,883 compared to $5,104,921 for the three months ended June 30, 2014. The increase of $803,962 is mainly due to an increase of silver equivalent ounces sold from 282,808 for the three months ended June 30, 2014 to 345,300 for the current quarter.

2.

Total cost of sales for the three months ended June 30, 2015 was $3,535,980 compared to $2,792,993 in the comparative quarter. The increase of $742,987 is due to the costs associated with the higher volume of broken tonnes during the current quarter, and higher depreciation and depletion as a result of the Company’s continued investment in mining equipment and infrastructure.

3.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, and share-based compensation. For the three months ended June 30, 2015, general and administrative expenses were $1,094,459 compared to $931,935 for the three months ended June 30, 2014. The increase of $162,524 is the result of higher salaries and benefits, professional fees, and management and consulting fees.

4.

The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

5.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. During the three months ended June 30, 2015, the US dollar became weaker compared to the Canadian dollar. At the same time, the US dollar strengthened compared to the Mexican peso, causing a smaller loss in the current quarter, compared to the same quarter last year.

6.

Current income tax of $1,927,007 in the three months ended June 30, 2015, compared to $655,461 in the three months ended June 30, 2014. The increase of $1,271,546 reflects the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in 2014.

Deferred income tax recovery was $1,074,233 for the three months ended June 30, 2015, compared to $127,567 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

7.

As a result of the foregoing, net income for the three months ended June 30, 2015, was $361,655, an increase of $448,752 compared to the three months ended June 30, 2014. The increase in net income has increased basic and diluted earnings per share from losses of $0.00 for the three months ended June 30, 2014, to earnings of $0.01 for the three months ended June 30, 2015.

13 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Six months ended June 30, 2015, compared to the six months ended June 30, 2014:

	2015	2014	Note
Revenue from Mining Operations	$10,194,424	$10,879,048	1
Cost of Sales	5,733,665	5,727,118

Mine Operating Income	4,460,759	5,151,930
General and administrative expenses	2,030,385	2,240,464
Income before other items	2,430,374	2,911,466
Other Items
Fair value adjustment on warrant liability	175,176	292,579	2
Unrealized gain on investments in related companies	43,754	2,824	3
Interest and other income	22,852	4,982
Foreign exchange loss	(136,377)	(503,464)
Interest expense	(76,701)	(43,389)
Accretion of reclamation provision	(67,555)	-
Unrealized gain (loss) on investments	(14,000)	12,500	4
Net Income Before Income Taxes	2,377,523	2,677,498
Income Taxes
Current income tax expense	(2,177,978)	(808,130)	5
Deferred income tax recovery (expense)	538,397	(612,149)	5
	(1,639,581)	(1,420,279)
Net Income	737,942	1,257,219	6

Earnings per share
Basic	$0.02	$0.04	6
Diluted	$0.02	$0.04	6

1.

Revenues for the six months ended June 30, 2015, were $10,194,424 compared to $10,879,048 for the six months ended June 30, 2014. The decrease of $684,624 reflects lower average silver and gold prices during the period. For the six months ended June 30, 2015, the average realized price of silver was US$16.20/oz (six months ended June 30, 2014: US$19.59/oz), and the average realized price for gold was US$1,187/oz (six months ended June 30, 2014: US$1,283/oz).

2.

The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

3.

Unrealized gains on investments in other companies result from varying market values of the traded securities. During the six months ended June 30, 2015, the fair market value of securities held by the company decreased, while it increased during the six months ended June 30, 2014.

14 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

4.

Unrealized gains on investments in related companies result from varying market values of the traded securities. During the six months ended June 30, 2015, the fair market value of securities held by the company increased more significantly than in the comparative period.

5.

Current income tax of $2,177,978 in the six months ended June 30, 2015, compared to $808,130 in the six months ended June 30, 2014. The increase reflects the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in 2014.

Deferred income tax recovery was $538,397 for the six months ended June 30, 2015, compared to an expense of $612,149 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

6.

As a result of the foregoing, net income for the six months ended June 30, 2015, was $737,942, a decrease of $519,277 compared to the six months ended June 30, 2014. The decrease in net income has decreased basic and diluted earnings per share from earnings of $0.04 for the six months ended June 30, 2014, to earnings of $0.02 for the six months ended June 30, 2015.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

15 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Intended Use of Proceeds	Actual Use of Proceeds

In July 2015, the Company entered into a concentrate prepayment agreement with Samsung C&T U.K. Limited for US$10,000,000. The prepayment will be used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

The funds were received on August 14, 2015. As of the date of this MD&A, the Company had used, and was continuing to use, the prepayment funds as intended.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine and Bralorne Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$4,373,873 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Since July 2014, the Company received gross proceeds of US$1,946,343 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company’s mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $8,605,848 (excluding depreciation of $445,729 and foreign exchange of $619,683) and acquired property and equipment of $3,087,978 during the six months ended June 30, 2015.

In advancing the Bralorne Mine, the Company incurred exploration expenditures of $3,505,638. The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$1,959,386 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

16 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Discussion and analysis relating to the Company’s liquidity as at June 30, 2015, and December 31, 2014, is as follows:

Statement of Financial Position	June 30, 2015	December 31, 2014
Cash and Cash Equivalents	$3,256,186	$4,249,794
Working capital (deficit)	(964,211)	6,617,877
Accumulated Deficit	(25,186,414)	(25,924,356)

Cash Flow

	June 30, 2015	June 30, 2014
Cash generated by operating activities	$734,512	$2,459,569
Cash generated by financing activities	780,331	10,836,540
Cash used in investing activities	(2,410,734)	(3,431,359)
Change in cash and cash equivalents	(895,891)	9,864,750
Effect of exchange rate changes on cash and cash equivalents	(97,717)	(103,910)
Cash and cash equivalents, beginning of period	4,249,794	3,839,595
Cash and cash equivalents, end of period	$3,256,186	$13,600,435

Operating Activities:

Cash generated by operating activities for the period ended June 30, 2015, was $734,512 compared to cash generated by operating activities of $2,459,569 for the period ended June 30, 2014. Cash generated by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $780,331 for the period ended June 30, 2015, compared to $10,836,540 in the period ended June 30, 2014, a decrease of $10,056,209. Cash provided by financing activities for the period ended June 30, 2015 relates to the issuance of common shares and units in a brokered at-the-market offering issued under prospectus supplements and upon the exercise of stock options. During the period ended June 30, 2015, the Company issued common shares and units in brokered at-the-market offerings generating net cash flows of $1,310,231 (2014 – $9,693,679), and employees, consultants, and directors exercised stock options generating cash flows of $144,570 (2014 – $152,572). During the period ended June 30, 2015, the Company also made finance lease and equipment loan payments of $674,470 (2014 - $305,358).

Investing Activities:

Cash used in investing activities for the six months ended June 30, 2015, was $2,410,734 compared to $3,431,359 for the period ended June 30, 2014. Cash used in investing activities during the quarter ended June 30, 2015, includes cash expenditures of $1,818,738 (2014 - $2,884,170) on the acquisition of property and equipment. Equipment purchases included new mining, milling and processing, and transportation equipment for the Company’s San Gonzalo Mine and exploration equipment for the Avino Mine and Bralorne Mine properties. During the quarter ended June 30, 2015, the Company also incurred cash expenditures of $11,814,836 (2014 - $547,189) on exploration and evaluation activities, of which $8,605,848 relate to the exploration and advancement of the Avino Mine and $3,208,988 relate to the exploration of the Bralorne Mine. During the six months ended June 30, 2015, the Company also received a concentrate prepayment of $6,276,302 for concentrate that was delivered in July 2015.

17 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2015 and 2014, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Salaries, benefits, and consulting fees	$199,914	$165,755	$385,419	$517,994

(b)

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At June 30, 2015, the Company had made advances to Oniva International Services Corp. of $197,520 (December 31, 2014 - $121,639). At June 30, 2015, and December 31, 2014 the following amounts were due to related parties:

	June 30, 2015	December 31, 2014
Oniva International Services Corp.	$219,929	$171,650
Directors	19,610	19,259
Jasman Yee & Associates, Inc.	6,804	4,032
Intermark Capital Corp.	-	21,875
Wear Wolfin Designs Ltd.	-	5,250
	$246,343	$222,066

(c)	Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for a percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The Company and its subsidiary each hold a 1/5 indirect beneficial ownership interest in Oniva, with three other public companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in all five of the other companies. The companies’ interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

18 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The transactions with Oniva during the period are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Office and miscellaneous	$204,964	$99,377	$367,855	$188,409
Salaries and benefits	112,503	70,012	230,180	169,006
	$317,467	$169,389	$598,035	$357,415

Salaries and benefits above included $9,593 for key management personnel compensation that has been included in (a) above.

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the six months ended June 30, 2015, the Company paid $125,000 (2014 - $308,333, including a one-time bonus) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the six months ended June 30, 2015 and 2014, the Company paid $36,960 and $40,798, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, the Company’s president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the six months ended June 30, 2015 and 2014, the Company paid $15,000 and $15,000, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2015, no amounts were held as collateral.

19 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at June 30, 2015, in the amount of $3,256,186 (December 31, 2014 - $4,249,794) in order to meet short-term business requirements. At June 30, 2015, the Company had current liabilities of $15,167,931 (December 31, 2014 - $6,476,148). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. The concentrate prepayment is settled upon delivery of concentrate, with any shortfall remedied in cash or in concentrate at the buyer’s determination.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

20 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	June 30, 2015		December 31, 2014
	MXN	USD	MXN	USD
Cash and cash equivalents	$2,180,631	$2,281,637	$2,532,442	$3,382,302
Amounts receivable	-	2,287,531	-	1,350,874
Accounts payable and accrued liabilities	(18,299,463)	(1,461,439)	(10,805,057)	(786,490)
Finance lease obligations	(346,786)	(2,909,585)	(908,005)	(2,788,356)
Equipment loan	-	(389,567)	-	-
Warrant liability	-	(51,653)	-	(206,611)
Net exposure	(16,465,618)	(243,076)	(9,180,620)	951,719
Canadian dollar equivalent	$(1,307,968)	$(303,601)	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2015, by approximately $305,035 (December 31, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $452,388 (December 31, 2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $145,001 (December 31, 2014 - $210,058).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2015, a 10% change in market prices would have an impact on net earnings of approximately $8,366 (December 31, 2014 - $5,389).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

(a)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at June 30, 2015:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$3,256,186	$-	$-	$3,256,186
Investments in related companies	77,643	-	-	77,643
Investments in other companies	46,000	-	-	46,000
Financial Liabilities
Warrant liability	-	-	(64,514)	(64,514)
	$3,379,829	$-	$(64,514)	$3,315,315

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	June 30, 2015	December 31, 2014
Not later than one year	$343,224	$301,121
Later than one year and not later than five years	47,641	134,291
Later than five years	48,672	56,235
	$439,537	$491,647

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2015, had no significant impact on the Company’s consolidated financial statements for the periods presented:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

22 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following accounting standards were issued but not yet effective as of June 30, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

23 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at August 18, 2015, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)

Share capital	36,442,822	-	-
Warrants	1,033,059	US$2.87	1.78
Stock options	3,205,500	$1.02 - $1.90	0.33 – 4.62
Fully diluted	40,681,381

The following are details of outstanding stock options as at June 30, 2015, and August 18, 2015:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30/15)	Number of Shares Remaining Subject to Options (August 18/15)
September 10, 2015	$1.05	225,000	225,000
January 18, 2016	$1.02	745,500	745,500
September 30, 2016	$1.02	650,000	645,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	180,000
Total:		3,210,500	3,205,500

The following are details of outstanding warrants as at June 30, 2015, and August 18, 2015:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (June 30/15)	Number of Underlying Shares (August 18/15)
February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		1,033,059	1,033,059

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under Canadian securities legislation, venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company’s quarterly and annual venture issuer basic certificates.

24 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2015

If the CEO and the CFO were to complete an evaluation of the Company’s DC&P and ICFR as at June 30, 2015, as required for certificates issued by non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the CEO and the CFO would likely conclude that the Company’s ICFR and DC&P were ineffective as at June 30, 2015.

Based on their knowledge of the Company’s ICFR, the CEO and the CFO noted the following material weaknesses:

a)

Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)

Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

As such, there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to and inspections of the accounting records in Mexico, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company’s DC&P and ICFR that occurred during the six months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 18, 2015. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

25 | Page